SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated October 29th, 2007 announcing Registrant’s third quarter financial results.

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: October 29th, 2007

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM REPORTS Q3 RESULTS:
Q3 SALES UP 59%; 9-MONTH SALES UP 74% TO
$19.3M WITH $0.72 EPS

        KFAR SAVA, Israel – October 29, 2007 – Silicom Ltd. (NASDAQ and TASE: SILC) today reported results for the third quarter and nine months ended September 30, 2007.

        Revenues for the third quarter of 2007 were $6.6 million, a 59% increase compared with $4.2 million in the parallel quarter of 2006. Net income for the period increased by 147% to $1.6 million, or $0.25 per basic and diluted share, compared to $666,000, or $0.12 per diluted share ($0.13 per basic share), for the third quarter of 2006.

        Revenues for the first nine months of 2007 increased by 74% to a record $19.3 million compared with $11.1 million for the first nine months of 2006. Net income for the period increased by 191% to $4.5 million, or $0.72 per diluted share ($0.75 per basic share), compared with $1.5 million, or $0.29 per diluted share ($0.30 per basic share), for the first nine months of 2006.

        Commenting on the results, Shaike Orbach, President and CEO, said, “We are very proud of our results for the quarter, especially the exceptional 24.8% net margin, which demonstrates once again the robustness of our business model. The strong sales that we have achieved throughout the year have enabled us to grow our year-to-date revenues by 74% while nearly tripling our net income for the period.

        “This growth is tracking the continued strong development of our target markets — especially the WAN Optimization, Security and Network Appliances segments — which continue to increase the need for our multi-port connectivity and BYPASS products and to be an important growth engine for our company. Having secured two Design Wins during the third quarter and a new WAN Optimization Design Win just a week ago, we have now accumulated a total of 50 Design Wins and established an expanded footprint in our most important target markets.”

        Mr. Orbach continued, “To benefit fully from our favorable positioning, we continue to develop new, innovative solutions in line with market needs, another step in our plan for becoming a ‘one-stop shop’ for best-in-breed appliance connectivity solutions. By keeping an ‘ear to the ground,’ we are able to identify unmet needs and to continuously expand our addressable markets, fueling sustainable future growth. We are working to take advantage of our favorable positioning in fast-growing markets and are optimistic regarding our ability to deliver strong growth over the long term.”

Conference Call Details:

Silicom’s Management will host an interactive conference today, October 29th, at 9am EDT (6am Pacific Time, 3pm Israel Time) to review and discuss the results. To participate, please call one of the following numbers approximately 10 minutes before that time.

US: 1 888 281 1167

UK: 0 800 917 9141

ISRAEL: 03 918 0609

INTERNATIONAL: +972 3 918 0609

At: 9am Eastern Time, 6am Pacific Time, 3pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website, at: www.silicom.co.il

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 646 201 9246
E-mail: erang@silicom.co.il	E-mail: info@gkir.com

– FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated
Summary of Results

U.S. dollars, in thousands, except for per share amounts

	Three-month period ended September 30,		Nine-month period ended September 30,
	2007 (Unaudited)	2006 (Unaudited)	2007 (Unaudited)	2006 (Unaudited)

Sales	$6,640	$4,179	$19,306	$11,101
Cost of sales	3,990	2,520	11,624	6,805

Gross profit	2,650	1,659	7,682	4,296

Research and development costs, gross	524	441	1,587	1,349
Less - royalty bearing participations	---	(8)	---	(11)

Research and development costs, net	524	449	1,587	1,360

Selling and marketing expenses	365	315	1,147	811
General and administrative	316	275	858	689

	1,205	1,039	3,592	2,860

Operating income	1,445	620	4,090	1,436

Financial income, net	297	46	649	97

Income before taxes on income	1,742	666	4,739	1,533

Taxes on income	96	---	279	---

Net income	$1,646	$666	$4,460	$1,533

Basic income per share	$0.25	$0.13	$0.75	$0.30

Weighted average number of shares
outstanding - Basic EPS (in thousands)	6,495	5,198	5,976	5,118

Diluted income per share	$0.25	$0.12	$0.72	$0.29

Weighted average number of shares
outstanding - Diluted EPS (in
thousands)	6,707	5,347	6,174	5,329

Silicom Ltd. Consolidated
Balance Sheets

(U.S. dollars, in thousands)

	September 30, 2007 (Unaudited)	December 31, 2006 (Audited)

Assets

Current assets
Cash and cash equivalents	$10,353	$4,513
Short term investments	3,218	1,009
Trade receivables	4,937	3,277
Other receivables	251	301
Inventories	5,137	3,739
Deferred taxes	48	46

	23,944	12,885

Long term investments	17,433	3,811
Severance pay fund	854	730
Property and equipment, net	609	379
Other assets	42	48

Total assets	$42,882	$17,853

Liabilities and shareholder's equity

Current liabilities
Trade payables	2,396	2,481
Other payables and accrued liabilities	1,633	971

Total current liabilities	4,029	3,452

Liability for severance pay	1,499	1,220

Total liabilities	5,528	4,672

Shareholders' Equity
Share capital and additional paid in
capital	31,587	11,874
Treasury stock	(38)	(38)
Retained earnings	5,805	1,345

	37,354	13,181

Total liabilities and shareholders equity	$42,882	$17,853